Matters Omitted from Materials in Paper-based Format

Employees of the Group

Principal Offices of the Group

Major Borrowings

Matters regarding Directors and Corporate Executive Officers
(Liability Limitation Agreement, Indemnity Agreement, and Matters Concerning Directors and Officers Liability Insurance Contract)

Matters regarding Outside Directors

Matters regarding Shares of the Company

Matters regarding Stock Acquisition Rights, etc. of the Company

Matters regarding the Accounting Auditor

System to Ensure Appropriate Conduct of Operations

Matters regarding Specified Wholly Owned Subsidiary

Others

Notes to Consolidated Financial Statements

Notes to Non-Consolidated Financial Statements

Certified Copy of the Accounting Auditor's Report of Consolidated Financial Statements

(From April 1, 2025 to March 31, 2026)

Sumitomo Mitsui Financial Group, Inc.

Employees of the Group

	March 31, 2026				
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	8,570	27,144	68,699	1,347	17,210

(Notes) 1. The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (9,453 persons as of March 31, 2026).
2. The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
3. The businesses handled by each business unit are the following.

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Business to deal with mainly domestic individual customers
Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Business to deal with financial markets
Head Office account:	Business other than businesses above

Principal Offices of the Group

Company name	Reportable segment	Principal office		Number of branches
				As of March 31, 2026
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit	Domestic	Head Office Tokyo Main Office Osaka Head Office Kobe Main Office, etc.	981
	Head Office Account	Overseas	New York Branch, etc.	40
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit Head Office Account	Head Office, etc.		34
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	Head Office, etc.		-
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	Tokyo Head Office Osaka Head Office, etc.		
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	Head Office, etc.		
The Japan Research Institute, Limited	Head Office Account	Tokyo Head Office Osaka Head Office, etc.		
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	Head Office, etc.		

(Note) The businesses handled by each business unit are the following.

Wholesale Business Unit:	Businesses to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Businesses to deal with mainly domestic individual customers
Global Business Unit:	Businesses to deal with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Businesses to deal with financial markets
Head Office account:	Businesses other than those listed above

Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company	
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,675,000	-	-

(Note) Amounts less than one million yen have been rounded down.

Matters regarding Directors and Corporate Executive Officers

(1)　Liability Limitation Agreement

Name			Summary of Liability Limitation Agreement
Sonosuke Kadonaga	Jun Sawada	Yoriko Goto	In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the "Act"), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either 10 million yen or the minimum amount provided for in Article 423, Paragraph 1 of the Act.
Isao Teshirogi	Norimitsu Takashima	Charles D. Lake II	
Jenifer Rogers			

(2)　Indemnity Agreement

a. Indemnity agreements with incumbent directors and corporate executive officers

Directors and Corporate Executive Officer's Name			Summary of Indemnity Agreement
Makoto Takashima	Toru Nakashima	Teiko Kudo	The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with the directors and corporate executive officers stated in the left column, for them to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.
Kazuyuki Anchi	Toshihiro Isshiki	Honami Matsugasaki	
Sonosuke Kadonaga	Jun Sawada	Yoriko Goto	(1) The Company shall indemnify legal fees and other contentious expenses, which are stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to address alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph.
Isao Teshirogi	Norimitsu Takashima	Charles D. Lake II	
Jenifer Rogers	Yoshihiro Hyakutome	Takeshi Mikami	
Keiichiro Nakamura	Akio Isowa	Fumihiko Ito	(2)　After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.
Takashi Kobayashi	Natsuhiro Samejima	Hideki Takamatsu	
Yukihiro Mabuchi	Akio Uemura	Arihiro Nagata	

b. Matters concerning the fulfillment of the indemnity agreement, etc.

Not applicable.

(3) Matters Concerning Directors and Officers Liability Insurance Contract

Scope of the Insured	Summary of the Directors and Officers Liability Insurance Contract
Directors, Corporate Executive Officers and Executive Officers of the Company	The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. However, this insurance excludes damages incurred by the insured as a result of his or her own criminal conduct, illegal act committed knowingly by the insured, or his or her gaining of benefits or providing others with benefits in an illegal manner, as measures to ensure that the appropriateness of the execution of duties by directors or officers, etc. is not impaired.
Directors, Corporate Auditors and Executive Officers of the following subsidiaries of the Company: Sumitomo Mitsui Banking Corporation, SMBC Trust Bank Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, The Japan Research Institute, Limited	

Matters regarding Outside Directors

(1)   Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2026)

Name	Concurrent positions and other details
Jun Sawada	Chairman and Member of the Board of NTT, Inc.
Yoriko Goto	Director of Shionogi & Co., Ltd. (outside) Director of SONY GROUP CORPORATION (outside)
Isao Teshirogi	Representative Director, President and CEO of Shionogi & Co., Ltd. Director of AGC Inc. (outside) Director of Japan Exchange Group, Inc. (outside)
Norimitsu Takashima	Director of DENTSU GROUP INC. (outside)
Charles D. Lake II	Director, President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.
Jenifer Rogers	General Counsel International of Asurion Japan Holdings G.K. Director of ASICS Corporation (outside) Director of Kawasaki Heavy Industries, Ltd. (outside)

(Note) There is no relationship required to be disclosed between the Company and any entities in which the Outside Directors of the Company concurrently serve as officers.

(2) Major Activities of Outside Directors

Name	Term of office	Attendance at Board of Directors meetings, etc.		Opinions expressed at Board of Directors meetings, etc., and other activities
Sonosuke Kadonaga	1 year and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings	13/13 5/5 15/15	On the basis of his expertise and experience in global corporate management and risk management, he participates in deliberations at Board of Directors meetings from an objective standpoint, and he leads the Audit Committee as Chairman, while providing appropriate advice and useful opinions at the meetings of the Nominating Committee.
Jun Sawada	9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	10/11 4/4 5/5	On the basis of his expertise and experience in global corporate management, IT/digital transformation, and sustainability promotion, he participates in the deliberations at Board of Directors meetings from an objective standpoint, and he leads the Nominating Committee as Chairman, while providing appropriate advice and useful opinions at the meetings of the Compensation Committee.
Yoriko Goto	9 months	Board of Directors meetings Audit Committee meetings Sustainability Committee meetings	11/11 12/12 2/2	On the basis of her expertise and experience in global corporate management, finance, financial accounting, risk management, and sustainability promotion, she participates in deliberations at Board of Directors meetings from an objective standpoint, and she leads the Sustainability Committee as Chairman, while providing appropriate advice and useful opinions at the meetings of the Audit Committee.
Isao Teshirogi	9 months	Board of Directors meetings Compensation Committee meetings Risk Committee meetings	11/11 5/5 3/3	On the basis of his expertise and experience in global corporate management and risk management, he participates in deliberations at Board of Directors meetings from an objective standpoint, and he leads the Compensation Committee as Chairman, while providing appropriate advice and useful opinions at the meetings of the Risk Committee.
Norimitsu Takashima	9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	11/11 4/4 5/5	On the basis of his expertise and experience in legal affairs, he participates in deliberations at Board of Directors meetings from an objective standpoint, while providing appropriate advice and useful opinions at the meetings of the Nominating Committee and the Compensation Committee.
Charles D. Lake II	2 years and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings Risk Committee meetings	13/13 1/1 15/15 4/4	On the basis of his expertise and experience in global corporate management, finance, diplomacy, global legal affairs, and risk management, he participates in deliberations at Board of Directors meetings from an objective standpoint, and he leads the Risk Committee as Chairman, while providing appropriate advice and useful opinions at the meetings of the Nominating Committee and the Audit Committee.
Jenifer Rogers	2 years and 9 months	Board of Directors meetings Compensation Committee meetings Sustainability Committee meetings	13/13 7/7 2/2	On the basis of her expertise and experience in global corporate management, finance, global legal affairs, IT/digital transformation, and sustainability promotion, she participates in deliberations at Board of Directors meetings from an objective standpoint, while providing appropriate advice and useful opinions at the meetings of the Compensation Committee and the Sustainability Committee.

(Notes) 1. Periods of service of the Directors listed above are presented with any period of less than one month rounded down.
2. The numbers of meetings attended by Directors Messrs. and Ms. Jun Sawada, Yoriko Goto, Isao Teshirogi, and Norimitsu Takashima represent their attendance at the meetings of the Board of Directors, etc. held after their appointment as Directors.

(3)   Compensation, etc. for Outside Directors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc. of the Company
Total amount of compensation, etc.	9	152	-

(Notes) 1. Amounts less than one million yen have been rounded down.
2. No expenses were incurred in connection with the payment of bonuses to Outside Directors.

Matters regarding Shares of the Company

(1) Number of Shares

(Number of shares)

Total number of shares authorized to be issued
Common stock	9,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	3,827,498,140

(2) Number of Shareholders as of March 31, 2026

(Number of shareholders)
Common stock	692,779

(3) Major Shareholders

Common Stock

Name of shareholder	Number of shares held and percentage of shares held	
	Number of shares held (100 shares)	Percentage of shares held (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	6,166,231	16.15
Custody Bank of Japan, Ltd. (Trust Account)	2,213,410	5.79
STATE STREET BANK AND TRUST COMPANY 505001	1,078,425	2.82
NATSCUMCO	753,043	1.97
JP MORGAN CHASE BANK 385781	540,834	1.41
The Nomura Trust and Banking Co., Ltd. (Trust Account)	417,142	1.09
GOVERNMENT OF NORWAY	416,815	1.09
JP Morgan Securities Japan Co., Ltd.	380,479	0.99
THE CHASE MANHATTAN BANK, N.A. LONDONSECS LENDING OMNIBUS ACCOUNT	368,165	0.96
STATE STREET BANK AND TRUST COMPANY 505103	349,048	0.91

(Notes) 1. Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).

2. Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

(4)   Shares delivered to Executives

	Number of Executives who received the delivered shares	Type and number of shares
Directors (excluding Outside Directors) and Corporate Executive Officers	16	Common Stock 28,380
Outside Directors	0	Common Stock 0

Matters regarding Stock Acquisition Rights, etc. of the Company

(1) Stock acquisition rights, etc. of the Company held by the Company's Directors and Executive Officers at the end of the fiscal year

Not applicable.

(2) Stock acquisition rights, etc. of the Company granted to employees, etc. during the fiscal year

Not applicable.

Matters regarding the Accounting Auditor

(1)   Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Takashi Kondo Designated Limited Liability Partner Toshihiro Ozawa Designated Limited Liability Partner Bumbee Nishi Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 2,215 million yen Of the above, compensation, etc. as Accounting Auditor: 414 million yen	1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraphs 1 and 4 of the Companies Act for the compensation, etc. of the Accounting Auditor. 2. The Company paid the Accounting Auditor for the preparation of comfort letters, etc., which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act.

(Notes) 1. Amounts less than one million yen have been rounded down.
  2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, "Of the above, compensation, etc. as Accounting Auditor" above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.
  3. Total amount of money and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,467 million yen. This total includes fund auditing compensation.

(2)   Liability Limitation Agreement

   Not applicable.

(3)   Indemnity Agreement

   Not applicable.

(4)   Other Matters regarding the Accounting Auditor

   a. Policy for Decisions on Dismissal or Non-reappointment of Accounting Auditor
   The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or non-reappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2, Item 2 of the Companies Act.

   b. Matters regarding the Condition of Subsidiaries Audit
   From among the Company's significant subsidiaries, SMBC Bank International plc, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank SMBC Indonesia Tbk and SMBC Americas Holdings, Inc. were audited by an Accounting Auditor other than the Company's (or by person(s) with equivalent qualifications in foreign countries).

System to Ensure Appropriate Conduct of Operations

The Company resolved at the Board of Directors to adopt systems to ensure appropriate conduct of operations of the Company, and operations of the Company and its subsidiaries (hereinafter, "the Group"), and has operated the systems. The outline is as follows:

System for the storage and management of information related to the execution of duties by corporate executive officers	(Details of the resolution) The Company shall appropriately store and manage information related to the execution of duties by corporate executive officers in accordance with "Policies for Managing Information" and "Rules for Managing Information."
	(Operational status) The Company appropriately stored and managed minutes of the Management Committee meetings and approval documents by corporate executive officers as well as information related to the execution of duties by corporate executive officers in accordance with "Policies for Managing Information" and "Rules for Managing Information."
System for policies concerning the management of risk of loss of the Group and others	(Details of the resolution) 1. The Company shall establish "Policies on Comprehensive Risk Management" that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk. 2. The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee and approved by the Board of Directors. 3. The Management Committee, the executive officer and the department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.
	(Operational status) The Company has established "Policies on Comprehensive Risk Management," and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the "Policy for Risk Committee," the Risk Committee was held four times to discuss the risks considered to have a particularly material impact on the Company's management, as well as improvements to the effectiveness and revision of the risk appetite framework (*). The results were reported to the Board of Directors four times.
System for ensuring the efficient execution of duties by corporate executive officers	(Details of the resolution) 1. The Company shall formulate business plans to ensure the efficient execution of duties by corporate executive officers, and corporate executive officers shall execute business operations and manage operating results in accordance with the plans.

	2. Each corporate executive officer shall appropriately allocate duties and delegate authority to executive officers and employees in accordance with "Regulations on Organization," "Regulations for Managing Subsidiaries and Affiliates" and other internal rules and regulations.
	(Operational status) • The Board of Directors formulated and resolved the business plan for the fiscal 2026. • Based on the business plan formulated and resolved by the Board of Directors, each corporate executive officer executed their respective duties appropriately, and at the same time, executive officers and employees, who had authority delegated in accordance with "Regulations on Organization" and other internal rules and regulations, executed business operations. The status was reported to the Board of Directors four times.

*   A management framework that clarifies the types and levels of risk to be taken or accepted for profit growth (risk appetite) and is appropriately incorporated into business operations.

System for ensuring that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation	(Details of the resolution) 1. The Company shall develop "Behavioral Guidelines on Compliance and Risk" and "Policies on Compliance Management" to ensure that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation. 2. The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs for the effective functioning of the Group's compliance system, which shall be approved by the Board of Directors. 3. The Company shall formulate "Regulations on Assessment of Internal Control Over Financial Reporting" with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group. 4. The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Group and its executive officers and employees at an early stage and ensure the appropriateness of its operations. 5. The Company shall establish a system for appropriately managing the Group's basic policy on dealing with antisocial forces, including "the Group has nothing whatsoever to do with antisocial forces," "the Group rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities, and takes appropriate legal responses as necessary," and "the Group deals with antisocial forces systemically, in association with outside experts."

	6. The Company shall formulate "Management Policy Concerning Conflicts of Interest" for the Group to prevent and manage conflict of interest with customers within the Group. 7. The Company shall formulate "SMFG Group Policies for Internal Regulations for Preventing Money Laundering and Terrorist Financing" for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the policies. 8. In order to verify the status of implementation of the matters in the preceding paragraphs, the department in charge of internal audits, which is independent from other departments, shall conduct internal audits and, as a department under the direct supervision of the Audit Committee, report the results to the Audit Committee as well as the Management Committee and other relevant bodies.
	(Operational status) • The Company formulated a compliance program under the Board of Directors as a practical implementation plan to achieve compliance within the Company. Based on the program, the Company made efforts to foster compliance awareness throughout the Group and enhance the system for countermeasures against money laundering and financing to terrorists. Regarding the progress of the program, the Compliance Committee including outside experts deliberated the program four times and the results were reported to the Board of Directors. • In accordance with the rules including the "Regulations on Assessment of Internal Control Over Financial Reporting," the Company assessed its effectiveness, and reported it to the Audit Committee. • Based on the Whistle-Blowing Guidelines for SMBC Group, the "SMBC Group Alarm Line" has been established and managed properly as a whistleblowing system for the entire Group. • The COI Controlling Office has properly managed conflicts of interest to prevent the unfair impairment of customers' interests based on the "Management Policy Concerning Conflicts of Interest." In addition, the COI Controlling Office conducts monitoring semiannually and reports the results to the Group CCO. No material issues were identified in the current fiscal year. • The department in charge of internal audits conducted internal audits of departments of the Company as well as the Group in accordance with the "Group Internal Audit Charter" and the annual audit plan resolved by the Audit Committee and the Board of Directors, and verified the appropriateness and effectiveness of the internal management system. The audit results were reported to the Audit Committee four times, and then reported to the Board of Directors through the Audit Committee in accordance with the "Audit Committee Regulations."

System for ensuring the appropriateness of business operations of the Group	(Details of the resolution) 1. The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group's business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors. 2. The Company shall formulate the "Regulations for Managing Subsidiaries and Affiliates" and the "Rules for Managing the Group Companies Concerning Compliance" to maintain the Group's integrated compliance system and ensure the appropriateness of management in accordance with these rules and regulations. 3. The Company shall formulate the "Rules on Managing Intra-Group Transactions" to ensure the fairness and appropriateness of transactions, and shall operate and manage businesses based on the rules. Further, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and reported to the Audit Committee. 4. The Company shall formulate rules and regulations on basic matters for the management of the group companies, and include them in the "Regulations for Managing Subsidiaries and Affiliates", to determine the status of the execution of the duties of the group company's directors and ensure that they execute their duties efficiently. The Company shall operate and manage the group companies in accordance with these rules and regulations. (Operational status) • Based on the basic policies adopted by the Board of Directors, the important matters on business execution for the Group were executed based on the Management Committee's deliberation and vote. • Regarding transactions between companies of the Group, the Company has formulated "Rules on Managing Intra-Group Transactions" and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and reported to the Audit Committee. However, there is no corresponding transaction for the fiscal 2025.

System for employees to assist the Audit Committee, including ensuring their independence from corporate executive officers and the effectiveness of instructions given to them	(Details of the resolution) 1. The Company shall establish an Audit Committee Office to assist the Audit Committee in executing their duties. 2. The approval by the Audit Committee shall be required for matters regarding the employees of the Audit Committee Office, including performance review and transfers, to ensure their independence from the corporate executive officers. 3. Employees at the Audit Committee Office shall solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee. 4. The Company may assign General Managers and Senior Staff to the Audit Committee to assist the Audit Committee to execute their duties. In this case, the approval of the Audit Committee shall be required for matters regarding the General Manager and Senior Staff to the Audit Committee, including performance review and transfers. 5. General Managers and Senior Staff to the Audit Committee shall audit major subsidiaries of the Group in a way deemed necessary, such as by taking office as the corporate auditor of a subsidiary, and shall support the Audit Committee in performing their duties.
	(Operational status) • The Company has established an Audit Committee Office to assist the Audit Committee in executing its audit duties. The employees at the Audit Committee Office solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee. Personnel evaluation and transfer of employees were conducted with the consent of the Audit Committee. • The Company has assigned General Managers and Senior Staff to the Audit Committee to assist the Audit Committee to execute its duties. The General Managers and Senior Staff to the Audit Committee audited major companies of the Group in a way deemed necessary, such as by taking office as Corporate Auditor at such companies, and also assisted the duties of the Audit Committee. Performance reviews and transfer of the General Managers were conducted with the consent of the Audit Committee.

| System for executive officers and employees of the Group to report to the Audit Committee, and system to ensure that they shall not be treated unfairly for their actions | (Details of the resolution)
1. Executive officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as "the whistleblower") to the Audit Committee. Further, in the case where the Audit Committee requests an explanation about such a discovery, the whistleblower shall promptly respond to the request.
2. The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to the Audit Committee. The Company's department in charge of compliance shall periodically report to the Audit Committee on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report to the Audit Committee any allegation that requires such reporting based on its impact on the business, or when requested to do so by the Audit Committee.
3. The Group's whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers to ensure that they shall not be treated unfairly because of whistleblowing. |
| | (Operational status)
• The department in charge of compliance made periodical reports to the Audit Committee on the status of reception and handling of whistleblowing allegations.
• The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group's whistleblowing guideline, and established and operated the system under which whistleblowers shall not be treated unfairly because of their use of the whistleblowing system. |

System for ensuring effective auditing by the Audit Committee	(Details of the resolution) 1. The department in charge of internal audits shall report the results of internal audits to the Audit Committee as a department reporting directly to the Audit Committee. 2. The basic policy and plan for internal audits shall be approved by the Audit Committee and the Board of Directors. 3. The Audit Committee shall instruct the department in charge of internal audits as the need arises, and the department shall conduct internal audits according to the instructions. 4. The representative executive officers shall endeavor to improve the efficiency of the audit function carried out by the Audit Committee by ensuring opportunities for the regular exchange of opinions with the Audit Committee and through other measures.
	(Operational status) • The department in charge of internal audits reported the results of internal audits to the Audit Committee on a regular basis. • The basic policies and basic plan on internal audits were approved by the Audit Committee and the Board of Directors. • The Audit Committee gave specific instructions to the department in charge of internal audits as necessary. • The Representative Executive Officers exchanged opinions with Audit Committee Members four times and endeavored to improve the efficiency of the Audit Committee's auditing function.
Bearing of expenses for the execution of duties by Audit Committee Members	(Details of the resolution) Every fiscal year, the Company shall set aside a budget to cover necessary expenses for Audit Committee Members to execute their duties based on the budget request of the Audit Committee. If an additional budget is requested by the Audit Committee due to a possible budget overrun, the Company shall set aside an additional budget, except when the additional budget is obviously not necessary for executing their duties.
	(Operational status) The Company set aside an expense budget needed for executing their duties including on-site audits.

Matters regarding Specified Wholly Owned Subsidiary

Company Name	Address	Total book value (millions of yen)	Total assets of the Company (millions of yen)
Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	4,613,983	22,576,801

(Note) Amounts less than one million yen have been rounded down.

Others

Policy Regarding the Exercise of Authority Given to the Board of Directors Under the Articles of Incorporation Pursuant to Paragraph 1, Article 459 of the Companies Act

The Company stipulated in Article 8 of its Articles of Incorporation that except as otherwise provided by applicable law, the Company may, by resolution of its Board of Directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, Paragraph 1 of Article 459 of the Companies Act. For the acquisition of its own shares, the Company will appropriately act after comprehensively assessing the status of its capital, investment opportunities for future growth and other factors.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >
The definitions of subsidiary company and subsidiary corporation (collectively referred to as "subsidiaries") as well as affiliate companies are pursuant to Article 2, Paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.
Amounts less than one million yen have been rounded down.

1. Scope of consolidation
   (1) Consolidated subsidiaries   184
        Principal companies:
            Sumitomo Mitsui Banking Corporation ("SMBC")
            SMBC Trust Bank Ltd.
            SMBC Nikko Securities Inc.
            Sumitomo Mitsui Card Company, Limited
            SMBC Consumer Finance Co., Ltd.
            JRI Holdings, Limited
            The Japan Research Institute, Limited
            Sumitomo Mitsui DS Asset Management Company, Limited
            SMBC Bank International plc
            SMBC Bank EU AG
            Sumitomo Mitsui Banking Corporation (China) Limited
            PT Bank SMBC Indonesia Tbk
            SMBC Americas Holdings, Inc.
            SMBC Guarantee Co., Ltd.

        Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2026 were as follows:
        CCC MK HOLDINGS Co., Ltd. and 16 other companies were newly included in the scope of consolidation due to the acquisition of shares and other reasons.
        5 companies were excluded from the scope of consolidation because they ceased to be subsidiaries due to mergers and other reasons.
        SMBC Venture Capital Management Co., Ltd. changed its name to SMBC Edge Co., Ltd.

   (2) Unconsolidated subsidiaries
        Principal company: SBCS Co., Ltd.
        8 of the unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 63, Paragraph 1, Item 2 of the Regulation on Corporate Accounting.
        Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts of total assets, ordinary income, net income and retained earnings were immaterial respectively, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

   (3) Entities not treated as subsidiaries even though the Company owns the majority of voting rights for its own account:

            Principal Companies:
            Tamago & Company Inc.
            Fustnot Inc.
            Aqua Clara, inc.
            Aqua Clara Lemon Gas Holdings Co., Ltd.
            NJT Copper Tube Corporation
            EM Devices Corporation
            SYNZTEC CO., LTD.
            Star Works Co., Ltd.

        (Reasons not regarded as subsidiaries)
        The Company's consolidated subsidiary conducting investment business owns their voting rights primarily to obtain capital gains through investments or restructuring of their business, and has no intent to control.

2. Application of the equity method
   (1) Unconsolidated subsidiaries accounted for by the equity method 5
         Principal company: SBCS Co., Ltd.

   (2) Equity method affiliates 247
         Principal companies:
              Sumitomo Mitsui Finance and Leasing Company, Limited
              Sumitomo Mitsui Auto Service Company, Limited

         Changes in the equity method affiliates in the fiscal year ended March 31, 2026 were as follows:
         YES BANK LIMITED and 34 other companies became equity method affiliates due to the acquisition of stocks and other reasons.
         CCC MK HOLDINGS Co., Ltd., The Bank of East Asia, Limited, and 25 other companies were excluded from the scope of equity method affiliates. This was because CCC MK HOLDINGS Co., Ltd. became a consolidated subsidiary, The Bank of East Asia, Limited ceased to be an equity method affiliate due to the partial sale of shares and changes in the composition of its directors, and the 25 other companies ceased to be equity method affiliates due to liquidation and other reasons.

   (3) Unconsolidated subsidiaries not accounted for by the equity method
         8 unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of equity method pursuant to Article 69, Paragraph 1, Item 2 of the Regulation on Corporate Accounting.

   (4) Affiliates not accounted for by the equity method
         Principal company: Park Square Capital / SMBC Loan Programme S.à r.l.

         Affiliates not accounted for by the equity method were also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings were immaterial, and as such, they did not hinder a rational judgment of the Company's financial position and results of operations when excluded from the scope of equity method.

   (5) Entities not treated as affiliates even though the Company owns 20 percent or more but not exceeding 50 percent of voting rights for its own account:

         Principal companies: UDI Building Confirmations and Inspections. Inc.
                                        Geo Maintenance Co., Ltd.
                                        Yuki Shoji Co., Ltd.

         (Reasons not regarded as affiliates)
         The Company's consolidated subsidiary conducting investment business owns their voting rights primarily to obtain capital gains through investments or restructuring of their business, and has no intent to exercise significant influence.

3. Accounting policies
  (1) Standards for recognition and measurement of trading assets/liabilities and trading income/losses
       Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis and recorded as "Trading income" and "Trading losses" on the consolidated statement of income.
       Securities and monetary claims purchased for trading purposes are stated at the period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.
       "Trading income" and "Trading losses" include interest received or paid during the fiscal year. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2025 and the end of the fiscal year ended March 31, 2026 were also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2025 and the end of the fiscal year ended March 31, 2026 were also recorded in the above-mentioned accounts.
       With respect to market and credit risks specific to derivative transactions, the fair values of financial assets and liabilities are calculated on a group basis, based on net assets or liabilities after offsetting.

  (2) Standards for recognition and measurement of securities
       1) Debt securities that are classified as held-to-maturity securities are measured at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are measured at cost using the moving-average method. Other securities are measured at their period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are measured at cost using the moving-average method.
          Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets" except for the amount reflected on the gains or losses by applying fair value hedge accounting.
       2) Securities included in money held in trust are measured using the same method as described in (1) and (2) 1) above.

  (3) Standards for recognition and measurement of derivative transactions
       Derivative transactions, excluding those classified as trading derivatives, are measured at fair value.
       With respect to market and credit risks specific to derivative transactions, the fair values of financial assets and liabilities are calculated on a group basis, based on net assets or liabilities after offsetting.

  (4) Depreciation
       1) Tangible fixed assets (excluding lease assets)
          Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. The estimated useful lives of major items are as follows:
                 Buildings: 7 to 69 years
                 Others: 2 to 20 years
          Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.
       2) Intangible fixed assets
          Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).
       3) Lease assets
          Lease assets with respect to non-transfer ownership finance leases, which are recorded in "Tangible fixed assets," are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5) Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("Bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("Effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("Potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies the Discounted Cash Flows ("DCF") method to claims on large borrowers exceeding a certain amount, whose borrower categories are bankrupt borrowers, effectively bankrupt borrowers, or potentially bankrupt borrowers, and whose loans, in whole or in part, are classified as "past-due loans (3 months or more)" or "restructured loans" requiring close monitoring, and for which cash flows from the collection of principal and interest can be reasonably estimated. SMBC establishes a reserve for possible loan losses for such claims using the DCF method in the amount of the difference between the present value of principal and interest (calculated using reasonably estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, the reserve is recorded by estimating the amount of expected loss over the next one year or three years. The estimated amount of expected loss is calculated using the average loan-loss ratios or probabilities of default for certain past periods based on actual loan losses or defaults over the past one year or three years, with necessary adjustments made, including future estimates.

In addition, in light of the latest economic conditions and risk factors, for potential losses relating to specific portfolios that are highly probable based on future prospects but cannot be reflected in past actual loan losses or in any individual borrower classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the credit review department, which is independent of these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on an assessment of each individual claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed uncollectible and written off against the total outstanding amount of the claims. The amount of write-offs totaled 264,091 million yen.

(6) Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7) Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8) Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in an amount deemed to have accrued as of the end of the period based on the Company's internal regulations.

(9) Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the "V Point" which is the Group-wide point service program, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount and rationally estimating and recognizing the amount that will be redeemed in the future.

(10) Reserve for reimbursement of deposits

The reserve for reimbursement of deposits derecognized as liabilities under certain conditions is provided for estimated losses on withdrawal claims by depositors, based on the historical reimbursement experience.

(11) Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for estimated losses on future claims for interest repayment based on historical interest repayment experience.

(12) Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13) Employee retirement benefits

In calculating the projected benefit obligation, the benefit formula basis is mainly used to attribute the expected benefits to periods up to the end of the fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years, within the employees' average remaining service period at the time of incurrence.

Unrecognized net actuarial gains or losses are amortized on a straight-line basis, primarily over 9 years, within the employees' average remaining service period, commencing in the fiscal year following incurrence.

(14) Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, except for stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15) Lease transactions

Income from finance leases is recognized by allocating interest income to each period.

(16) Revenue recognition

1) Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligations for each transaction based on the actual transaction of the contractual coverage.

2) Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and the timing of identifying the satisfaction of performance obligations for each item of fees and commissions are determined as follows.

Revenue from deposits and loans, mainly including commission fees, etc. for account transfers and commissions for administration fees during the loan period of syndicated loans, is recognized when the transaction with the customer starts or over the period during which the related services are provided.

Revenue from remittances and transfers, mainly including fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue from the securities-related business, mainly including trading commissions such as sales commissions for stocks and bonds, is recognized when the transaction with the customer starts.

Revenue from agency business, mainly including agency service fees such as interbank commissions received due to online alliances, is recognized when the related services are provided or over the period of the related services.

Revenue from safe deposit services, mainly including storage fees for safekeeping deposits and usage fees for safes and protective boxes, is recognized over the period during which the related services are provided.

Revenue from the credit card business, mainly including merchant fees, is recognized when the credit sales data is received.

Revenue from investment trusts, mainly including commissions for processing sales and for record management of investment trusts, etc., is recognized when the transaction with the customer starts or over the period during which the related services are provided.

(17) Hedge accounting
    1) Hedging against interest rate changes
        As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

        SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Committee Practical Guidelines No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

        As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

        As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

    2) Hedging against currency fluctuations
        SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

        Pursuant to JICPA Industry Committee Practical Guidelines No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

        In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

    3) Hedging against share price fluctuations
        SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

    4) Transactions between consolidated subsidiaries
        As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from these interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

        Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(18) Amortization of goodwill
Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(19) Adoption of the group tax sharing system
The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

<Notes to Significant Accounting Estimates >
The items recorded in the consolidated financial statements for the fiscal year ended March 31, 2026, based on accounting estimates, which may have a potentially significant impact on the consolidated financial statements for the next fiscal year are as follows.

1. Reserve for possible loan losses
   (1) The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2026

	Millions of yen
Reserve for possible loan losses	1,007,469

   (2) Information on details of the significant accounting estimates for the identified item
        Based on the assessment of all claims, including loans and bills discounted, conducted in accordance with the self-assessment procedures, and borrower categories determined based on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.
        - The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratio or probability of default over a certain past period is recorded as a reserve for loan losses
        - As for claims classified as substandard or lower classifications for which cash flows from collection of principal and interest can be reasonably estimated, the Discounted Cash Flows ("DCF") method is applied to claims involving large borrowers, and the amount calculated using the DCF method is recorded as a reserve for loan losses
        - As for expected losses that are highly probable based on future prospects but cannot be reflected in historical loan-loss experience or in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses
        The reserve for possible loan losses recorded using the method above involves the following uncertainties in the estimation process and therefore requires a high level of managerial judgment.
        - Consideration of qualitative factors, including forward-looking information, in determining borrower categories
        - Reasonable estimation of future individual cash flows under the DCF method
        - Determination of a method for estimating expected loss based on future prospects, taking into account the latest economic environment, risk factors, and the characteristics of the target portfolio
        These estimates may be affected by changes in the economic environment, which may have a potentially significant impact on the amount of the reserve for possible loan losses for the next fiscal year.
        (Note) For the estimation of the reserve for possible loan losses in consideration of the impact of the deteriorating situation in the Middle East, the impact of inflation and other factors overseas, and the impact of the current international situation involving Ukraine, refer to <Additional Information> below.

2. Impairment loss for fixed assets
   (1) The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2026

	Millions of yen
Tangible fixed assets	1,074,673
Intangible fixed assets	1,151,037
Losses on impairment of fixed assets	4,496

   (2) Information on details of the significant accounting estimates for the identified item
        (Grouping of assets)
        As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch is the smallest unit of asset group, and intangible fixed assets and assets of Head Office, etc. which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit's corporate assets, and impairment assessments for these assets are conducted on a business unit basis together with other related fixed assets. As for other corporate assets, impairment is recognized on a company level.

(Identifying indication of impairment, and testing and calculating recognition of impairment loss)

Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

3. Fair value of financial instruments
   (1) The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2026
       This is stated in (Notes to Financial Instruments).
   (2) Information on details of the significant accounting estimates for the identified item
       This is stated in (Notes to Financial Instruments).

4. Reserve for losses on interest repayment
   (1) The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2026

	Millions of yen
Reserve for losses on interest repayment	226,742

   (2) Information on details of the significant accounting estimates for the identified item
       The reserve for losses on interest repayment is recorded based on the estimated amount of claims for repayment, in preparation for future claims of interest repayment from customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.
       The estimated amount of claims for such repayment is calculated based on certain assumptions using historical data regarding the number and amount of claims from customers. Trends in future claims for repayment from customers may have a potentially significant impact on the amount of the reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefits expenses and retirement benefit obligations
   (1) The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2026

	Millions of yen
Net defined benefit asset	1,299,540
Net defined benefit liability	34,317
Retirement benefit expenses included in general and administrative expenses	(66,546)

   (2) Information on details of the significant accounting estimates for the identified item
       Retirement benefit expenses and retirement benefit obligations for defined benefit plans for employees are recorded based on various assumptions, including the discount rate, employee turnover rate, and future salary increase rate.
       The discount rate is determined based on Japanese government bond yields, while indicators such as the employee turnover rate and future salary increase rate are determined based on historical data as well as the latest information on the future outlook. Determining these key factors and metrics requires a high level of managerial judgment, and if modifications are required, they may have a significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets
   (1) The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2026

	Millions of yen
Deferred tax assets	109,614
Deferred tax liabilities	619,716

(2) Information on details of the significant accounting estimates for the identified item

The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities, excluding amounts of tax that are not expected to be collected or paid in the future accounting periods. Deferred tax assets and deferred tax liabilities of the same taxable entity are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and future taxable income, changes in the scheduling of temporary differences, taxable income being lower than initially estimated, or tax reforms such a reduction in the corporate income tax rate may have a potentially significant impact on the amount of deferred tax assets for the next fiscal year.

<**Additional Information**>
1. The estimates of reserve for possible loan losses related to the impact of the deteriorating situation in the Middle East

   In light of concerns that the creditworthiness of companies considered vulnerable to these impacts may deteriorate amid surging global resource and energy prices and disruptions to shipments of crude oil and other commodities from the Middle East—arising from factors such as the effective closure of the Strait of Hormuz due to the conflict involving the United States, Israel, and Iran—the estimated reserve for possible loan losses associated with these impacts has been reflected in the consolidated financial statements as follows.

   For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information.

   In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the above-mentioned factors from the perspectives of the country or region, industry, and other relevant factors, and estimating the impact of surging resource and energy prices and disrupted shipments of crude oil and other commodities from the Middle East. As a result, an additional reserve for possible loan losses totaling 29,500 million yen was recorded for these portfolios.

2. The estimates of reserve for possible loan losses related to the impact of inflation and other factors overseas

   In light of concerns that heightened uncertainty in the business environment—including inflation against the backdrop of U.S. tariff measures imposed on certain countries and the resulting impact on supply chains—may increase corporate cost burdens and adversely affect companies' cash flows, the estimated reserve for possible loan losses associated with these impacts has been reflected in the consolidated financial statements as follows.

   For losses expected to be incurred in connection with individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information.

   In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the above-mentioned factors from the perspectives of the country or region, industry, forms of lending, and other relevant factors, and estimating the impact of inflation overseas. As a result, an additional reserve for possible loan losses totaling 60,000 million yen was recorded for these portfolios.

3. The estimates of the reserve for possible loan losses related to the impact of the current international situation involving Ukraine

   Considering the uncertain business environment caused by the current international situation involving Ukraine, the estimation of the reserve for possible loan losses associated with the Russia-related credits has been reflected in the consolidated financial statements as follows. The Russia-related credits are mainly related to corporate customers in Russia.

   For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

   Also, regarding certain funds, including collection of claims from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasures is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. As a result, a reserve for possible loan losses totaling 64,000 million yen was recorded for such credits.

4. Recording of extraordinary losses related to the sale of part of SMBC MANUBANK's business and other relevant factors

On March 31, 2026, SMBC MANUBANK (hereinafter, "MANUBANK"), a subsidiary consolidated by the Company based on financial statements prepared as of MANUBANK's fiscal year end of December 31, 2025, entered into an agreement to sell its commercial banking business to Bank of Hope (hereinafter, the "Business Transfer").

(1) Overview of the divestiture
    1)   Name of the transferee company
        Bank of Hope
    2)   Description of the business to be divested
        Commercial banking business of MANUBANK
    3)   Principal reason for the divestiture
        The Company's key management priorities include enhancing capital efficiency and maximizing shareholder value. In the Americas, the Company is pursuing strategic growth, with a focus on its corporate and investment banking (CIB) and global markets businesses. In line with this strategy, and to further optimize its resources, the Company determined that the continued sustainable growth and long-term continuity of customer service of MANUBANK's commercial banking business—which has provided commercial banking services to wholesale and retail customers primarily in California— would be best achieved under the ownership and management of Bank of Hope.
    4)   Date of the divestiture (*)
        Completion is scheduled during FY2026
    5)   Legal form of the divestiture
        Business transfer for cash contribution
    (*) The consummation of the Business Transfer is subject to the receipt of required regulatory approvals and the satisfaction of other conditions prior to closing.

(2) Name of the principal reportable segment that included the business to be divested
    Global Business Unit

    As the difference between MANUBANK's fiscal year-end and the Company's consolidated fiscal year-end does not exceed three months, the Company includes MANUBANK's income statement for the period from January 1, 2025 to December 31, 2025, and its balance sheet as of December 31, 2025, in the Company's consolidated financial statements. The Company recorded, as other extraordinary losses, valuation losses and other related losses on loans expected to be sold in MANUBANK's commercial banking business, as well as losses and other expenses related to the exit from its digital banking business.

\<Notes to Consolidated Balance Sheet\>

1. Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2. Amounts less than one million yen have been rounded down.

3. Japanese government bonds and stocks under "Securities" and trading securities under "Trading assets" included total of 194,238 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge. Among the unsecured borrowed securities, securities held under resale agreements and securities borrowing transactions with cash collateral, those with rights to sell or pledge without restrictions included 14,623,977 million yen of securities pledged, 104,266 million yen of securities lent, and 14,279,097 million yen of securities held without being disposed as of the consolidated balance sheet date.

4. Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions were as follows. The claims were items that were recorded under the following items on the consolidated balance sheet: bonds included in "Securities" (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in "Other assets," and customers' liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

Bankrupt and quasi-bankrupt loans:	90,585	million yen
Doubtful loans:	778,253	million yen
Substandard loans:	480,468	million yen
Past due loans (3 months or more)	70,612	million yen
Restructured loans	409,855	million yen
Subtotal:	1,349,307	million yen
Normal loans:	137,161,712	million yen
Total:	138,511,020	million yen

Bankrupt and quasi-bankrupt loans are claims against borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt, but whose financial condition and business performance have deteriorated, making it highly probable that the loan principal cannot be recovered and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower's financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

5. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. The Company's banking subsidiaries have the right to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The face value was 857,856 million yen.

6. Assets pledged as collateral were as follows:

Unit: millions of yen

Assets pledged as collateral:	
Cash and due from banks	20,123
Trading assets	2,914,393
Securities	8,725,601
Loans and bills discounted	9,118,237
Liabilities corresponding to assets pledged as collateral:	
Payables under repurchase agreements	10,433,964
Payables under securities lending transactions	694,498
Borrowed money	6,278,601
Bonds	648,530

In addition, cash and due from banks of 18,293 million yen, trading assets of 75,493 million yen, securities of 8,172,931 million yen and loans and bills discounted of 1,279,103 million yen were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Trading assets of 1,102,236 million yen and securities of 128,544 million yen were pledged as collateral for general collateral repurchase agreements using the subsequent collateral allocation method.

Other assets include collateral money deposited for financial instruments of 2,456,251 million yen, surety deposits of 77,341 million yen, margins of futures markets of 71,328 million yen and other margins of 76,688 million yen.

7. Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 99,501,918 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 63,180,940 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which applications from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, the necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities is requested to be pledged. Also, after concluding the contracts, customer's financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

8. SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with "Act on Revaluation of Land" (the "Act") (Act No. 34, effective March 31, 1998) and "Act for Partial Revision of Act on Revaluation of Land" (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the Company's share of net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal , as well as neighboring sales, to the value based on fixed asset tax valuation, standard land price, and appraisal evaluation conducted by a licensed real estate appraiser or an assistant real estate appraiser, as stipulated respectively by Items 3, 4, or 5 of Article 2 of the "Order for Enforcement of Act on Revaluation of Land" (Cabinet Order No. 119, effective March 31, 1998).

9. Accumulated depreciation on tangible fixed assets amounted to 879,580 million yen.

10. Deferred gain on tangible fixed assets deductible for tax purposes amounted to 49,262 million yen.

11. The balance of subordinated borrowings included in "Borrowed money" was 157,000 million yen.

12. The balance of subordinated bonds included in "Bonds" was 3,980,778 million yen.

13. The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in "Securities" was 789,072 million yen.

14. Stock options
    Outline of stock options and changes
    (1) The Company
    1) Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Title and number of grantees	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 3 Directors, Corporate Auditors and Executive Officers of SMBC 67
Number of stock options (Note)	Common shares 307,800	Common shares 804,600	Common shares 841,500	Common shares 347,100
Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2014
Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 67	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 4 Directors, Corporate Auditors and Executive Officers of SMBC 68	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 5 Directors, Corporate Auditors and Executive Officers of SMBC 73
Number of stock options (Note)	Common shares 365,700	Common shares 397,200	Common shares 603,600
Grant date	August 15, 2014	August 18, 2015	August 15, 2016
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 27, 2014 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2017
Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

(Notes) 1. Number of stock options has been converted and stated as number of shares.
2. On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. Number of shares took into account the stock split.

2) Stock options granted and changes
Number of stock options (Notes)

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Before vested				
Previous fiscal year-end	4,200	4,200	2,100	1,200
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	4,200	4,200	2,100	1,200
Outstanding	—	—	—	—
After vested				
Previous fiscal year-end	57,900	214,200	246,000	77,400
Vested	4,200	4,200	2,100	1,200
Exercised	21,900	24,000	16,800	27,600
Forfeited	—	—	—	—
Exercisable	40,200	194,400	231,300	51,000

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Before vested			
Previous fiscal year-end	22,500	33,000	69,900
Granted	—	—	—
Forfeited	—	—	—
Vested	4,200	32,400	39,300
Outstanding	18,300	600	30,600
After vested			
Previous fiscal year-end	51,300	33,600	46,200
Vested	4,200	32,400	39,300
Exercised	16,500	18,900	44,100
Forfeited	—	—	—
Exercisable	39,000	47,100	41,400

(Notes) 1. Number of stock options has been converted and stated as number of shares.
2. On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. Number of shares took into account the stock split.

Price Information

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	4,668	4,802	4,467	4,051
Fair value at the grant date (yen)	738	624	681	1,386

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price (yen)	1	1	1
Average exercise price (yen)	4,862	3,416	3,520
Fair value at the grant date (yen)	1,220	1,635	937

3) Method of estimating the number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(2) SMBC Wevox, Inc.
1) Outline of stock options

Date of resolution	March 13, 2024
Title and number of grantees	Directors 2
Number of stock options (Note)	Common shares 40
Grant date	March 13, 2024
Condition for vesting	(a)Upon exercising stock acquisition rights, the common shares of SMBC Wevox, Inc. shall be listed on the financial instruments exchanges in Japan, and the persons to whom stock acquisition rights are granted (hereinafter, "Grantee") may exercise them in accordance with the following periods and allotment ratio. (i)From the listing date up to and including the corresponding day of three years later 50% of the stock acquisition rights subscribed for by the Grantee upon allocation. (ii) After the following day of the above (i) All of the stock acquisition rights subscribed for by the Grantee upon allocation. (b)The Grantee is required to continuously hold the title of Director at SMBC Wevox, Inc., from the grant date of the stock acquisition rights until the time they are exercised. However, this is not the case if approved by the Board of Directors. (c)If the common shares of SMBC Wevox, Inc., are delisted from the financial instruments exchanges in Japan after being listed, the Grantee will not be able to exercise their stock acquisition rights. (d)If the Grantee dies, the heirs of the Grantee cannot exercise the stock acquisition rights. However, if approved by the Board of Directors, the heirs of the Grantee may exercise the stock acquisition rights. (e)The Grantee may not exercise stock acquisition rights during any year (calendar year) within the exercise period if the total exercise amount of the stock acquisition rights exceeds 12 million yen per year (or the revised amount if amendments are made to the Special Taxation Measures Law). (f)Other conditions shall be as stipulated in the stock acquisition rights allotment agreement concluded between SMBC Wevox, Inc. and the Grantee based on the resolution of the Board of Directors.
Requisite service period	Not specified
Exercise period	March 14, 2027 to March 13, 2034

(Note)Number of stock options has been converted and stated as number of shares.

2) Stock options granted and changes
Number of stock options (Note)

Date of resolution	March 13, 2024
Before vested	
Previous fiscal year-end	40
Granted	—
Forfeited	—
Vested	—
Outstanding	40
After vested	
Previous fiscal year-end	—
Vested	—
Exercised	—
Forfeited	—
Exercisable	—

(Note)Number of stock options has been converted and stated as number of shares.

Price Information

Date of resolution	March 13, 2024
Exercise price (yen)	100,000
Average exercise price (yen)	—
Fair value at the grant date (yen)	—

3) Method of estimating fair unit value of stock options
As SMBC Wevox, Inc., was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company's own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the net asset method.

4) Method of estimating the number of stock options vested
Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

5) The total intrinsic value at the end of the fiscal year ended March 31, 2026 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2026.
(a)The total intrinsic value at the end of the fiscal year ended March 31, 2026　　　— million yen
(b)The total intrinsic value exercised during the fiscal year ended March 31, 2026　　— million yen

(3) SMBC Legal X, Inc.
1) Outline of stock options

Date of resolution	November 28, 2025	
Title and number of grantees	Directors	2
Number of stock options (Note)	Common shares	2,060,000
Grant date	November 28, 2025	
Condition for vesting	(a)Upon exercising stock acquisition rights, the common shares of SMBC Legal X, Inc. shall be listed on the financial instruments exchanges in Japan. (b)The Grantee must, continuously from the date of grant of the stock acquisition rights until the date of exercise thereof, hold a position as a Director, Audit & Supervisory Board Member, Executive Officer, or employee of SMBC Legal X, Inc., Sumitomo Mitsui Financial Group, Inc., or any of its subsidiaries and affiliates. However, this requirement shall not apply if otherwise approved by the Board of Directors. (c)If the common shares of SMBC Legal X, Inc. are delisted from the financial instruments exchanges in Japan after being listed, the Grantee will not be able to exercise their stock acquisition rights. (d)If the Grantee dies, the heirs of the Grantee cannot exercise the stock acquisition rights. However, if approved by the Board of Directors, the heirs of the Grantee may exercise the stock acquisition rights. (e)The Grantee may exercise the stock acquisition rights only if, and to the extent that, the requirements prescribed in Article 29-2 of the Act on Special Measures Concerning Taxation and related cabinet orders and circular notices are satisfied. The Grantee shall not exercise the stock acquisition rights to the extent that the aggregated exercise price for any year would exceed the limit prescribed under the Act and related regulations. (f)Other conditions shall be as stipulated in the stock acquisition rights allotment agreement concluded between SMBC Legal X, Inc. and the Grantee based on the resolution of the Board of Directors.	
Requisite service period	Not specified	
Exercise period	November 29, 2027 to November 28, 2040	

(Note)Number of stock options has been converted and stated as number of shares.

2) Stock options granted and changes

Number of stock options (Note)

Date of resolution	November 28, 2025
Before vested	
Previous fiscal year-end	—
Granted	2,060,000
Forfeited	—
Vested	—
Outstanding	2,060,000
After vested	
Previous fiscal year-end	—
Vested	—
Exercised	—
Forfeited	—
Exercisable	—

(Note)Number of stock options has been converted and stated as number of shares.

Price Information

Date of resolution	November 28, 2025
Exercise price (yen)	100
Average exercise price (yen)	—
Fair value at the grant date (yen)	—

3) Method of estimating fair unit value of stock options

As SMBC Legal X, Inc. was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company's own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the net asset method.

4) Method of estimating the number of stock options vested

Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

5) The total intrinsic value at the end of the fiscal year ended March 31, 2026 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2026.

(a)The total intrinsic value at the end of the fiscal year ended March 31, 2026 　　— million yen

(b)The total intrinsic value exercised during the fiscal year ended March 31, 2026 　　— million yen

(4) QUADRAC Co., Ltd.
1) Outline of stock options

Date of resolution	July 12, 2024	July 12, 2024	March 25, 2025	September 30, 2025
Title and number of grantees	Directors 2 Employees 7	Directors 2 Employees 37	Directors 2 Employees 51	Employees 14
Number of stock options (Note)	Common shares 4,046	Common shares 2,500	Common shares 6,900	Common shares 1,500
Grant date	July 12, 2024	July 12, 2024	March 25, 2025	October 1, 2025
Condition for vesting	(a)If the person to whom stock acquisition rights are granted (hereinafter, "Grantee") cease to hold a position as a Director, Executive Officer, or employee of QUADRAC Co., Ltd. after the allotment of the stock acquisition rights, the Grantee may not exercise the stock acquisition rights on or after the date of such loss of position. However, this restriction does not apply in the following cases: (i) the Grantee is reappointed or rehired as a Director, Executive Officer, or employee of QUADRAC Co., Ltd. immediately after resignation or retirement from QUADRAC Co., Ltd., unless otherwise resolved by the Board of Directors of QUADRAC Co., Ltd. (ii) the Grantee retires from office upon expiration of the Grantee's term of office, retires upon reaching the mandatory retirement age, retires upon the expiration of the reemployment period, or otherwise ceases to hold such position for any other justifiable reason as recognized by the Board of Directors of QUADRAC Co., Ltd. (b)If the Grantee dies, the heir or heirs of the Grantee, as approved by the Board of Directors of QUADRAC Co., Ltd., may succeed to the stock acquisition rights. The heir or heirs may exercise the stock acquisition rights, provided that they comply with the provisions of the stock acquisition rights allotment agreement to be entered into between QUADRAC Co., Ltd. and the Grantee. (c)The stock acquisition rights may not be exercised if such exercise would cause the total number of issued shares of QUADRAC Co., Ltd. to exceed the total number of authorized shares at that time. (d)The stock acquisition rights may not be exercised in part. (e)The stock acquisition rights may be exercised only if the shares of QUADRAC Co., Ltd. have been publicly listed. (f)Notwithstanding the preceding item, this item applies if a transaction is conducted involving the issuance or transfer of shares, corporate reorganization, or any other transaction to which QUADRAC Co., Ltd. is a party or in which QUADRAC Co., Ltd. is the target company, and, as a result of such transaction, a third party would acquire a majority of the voting rights of all shareholders of QUADRAC Co., Ltd., including those held by its affiliates or relatives. If, immediately before such transaction, shareholders who collectively hold a majority of the common shares of QUADRAC Co., Ltd. request the Grantee to participate in such transaction by exercising the stock acquisition rights, the Grantee may exercise all of the stock acquisition rights, provided that the Grantee satisfies the other conditions for exercising the stock acquisition rights.			
Requisite service period	Not specified			
Exercise period	July 13, 2026 to July 12, 2034	July 13, 2026 to July 12, 2034	March 26, 2027 to March 25, 2035	October 1, 2027 to September 30, 2035

(Note)Number of stock options has been converted and stated as number of shares.

2) Stock options granted and changes
　　　Number of stock options (Note)

Date of resolution	July 12, 2024	July 12, 2024	March 25, 2025	September 30, 2025
Before vested				
Previous fiscal year-end	4,046	2,500	6,900	—
Granted	—	—	—	1,500
Forfeited	—	150	300	—
Vested	—	—	—	—
Outstanding	4,046	2,350	6,600	1,500
After vested				
Previous fiscal year-end	—	—	—	—
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Exercisable	—	—	—	—

(Note)Number of stock options has been converted and stated as number of shares.

　　　Price Information

Date of resolution	July 12, 2024	July 12, 2024	March 25, 2025	September 30, 2025
Exercise price (yen)	19,715	19,715	19,715	19,715
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	—	—	—	—

3) Method of estimating fair unit value of stock options
　　As QUADRAC Co., Ltd., was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company's own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the DCF method.

4) Method of estimating the number of stock options vested
　　Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

5) The total intrinsic value at the end of the fiscal year ended March 31, 2026 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2026.
　　(a)The total intrinsic value at the end of the fiscal year ended March 31, 2026　　　— million yen
　　(b)The total intrinsic value exercised during the fiscal year ended March 31, 2026　　— million yen

<Notes to Consolidated Statement of Income>
1. Classifications of income and expenses in the consolidated statement of income conformed to the Ordinance for Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).
2. Amounts less than one million yen have been rounded down.
3. "Other" in the "Other income" included gains on sales of stocks and others of 521,130 million yen.
4. "Other" in "Other expenses" included write-off of loans of 176,232 million yen.
5. "Other extraordinary losses" included losses related to the sale of part of the U.S. banking subsidiary's business amounting to 46,112 million yen.
6. The difference between the recoverable amount and the book value of the following assets was recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in the fiscal year.

Year ended March 31, 2026

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Idle assets	63 items	Land and buildings, etc.	2,074 million yen
	Corporate assets	3 items		175 million yen
Kinki area	Idle assets	27 items	Land and buildings, etc.	897 million yen
Other areas in Japan	Idle assets	14 items	Land and buildings, etc.	190 million yen
—	—		Software, etc.	1,158 million yen

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses, was the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which did not produce independent cash flows at headquarters were treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that were reasonably deemed to be used solely by each business unit as corporate assets, and conducted impairment assessment on a business unit basis together with other related fixed assets.

As for idle assets, the assets group for recognition and measurement of impairment loss was each individual property level. The carrying amounts of idle assets were reduced to their recoverable amounts, and the reduced amounts were included in "Extraordinary losses" as "Losses on impairment of fixed assets," if there were indicators that the invested amounts might not be recoverable. The recoverable amount was calculated using net realizable value, which was basically determined by subtracting the expected disposal cost from the real estate appraisal value.

<Notes to Consolidated Statement of Changes in Net Assets>

1. Amounts less than one million yen have been rounded down.

2. Type and number of shares issued and treasury stock

Year ended March 31, 2026   Unit: number of shares

	As of beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	As of the fiscal year-end	Remarks
Shares issued					
Common stock	3,884,445,458	513,282	57,460,600	3,827,498,140	(Notes 1, 2)
Total	3,884,445,458	513,282	57,460,600	3,827,498,140	
Treasury stock					
Common stock	10,651,848	57,636,578	57,656,307	10,632,119	(Notes 3, 4, 5)
Total	10,651,848	57,636,578	57,656,307	10,632,119	

(Notes)

1. The increase of 513,282 shares in the total number of shares issued was due to the issuance of new shares as stock-based compensation.

2. The decrease of 57,460,600 shares in the total number of shares issued was due to the cancellation of treasury stock.

3. The increase of 57,636,578 shares in the number of treasury common stock comprises the increase of 22,978 shares due to the purchase of fractional shares and the acquisition, without compensation, of restricted shares related to stock-based compensation, the increase of 153,000 shares due to the acquisition of the Company's shares held by the stock grant trust for employees ("the Trust"), and the increase of 57,460,600 shares due to the repurchase of treasury stock.

4. The decrease of 57,656,307 shares in the number of treasury common stock comprises the decrease of 170,507 shares due to the sale of fractional shares as well as the exercise of stock options, the decrease of 25,200 shares due to the sale and delivery of the Company's shares held by the Trust, and the decrease of 57,460,600 shares due to the cancellation of treasury stock.

5. The number of treasury common stock at the end of the fiscal year was 10,632,119 shares, including 574,500 shares of the Company held by the Trust.

3. Information on stock acquisition rights

March 31, 2026

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			Beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end		
The Company	Stock acquisition rights as stock options				-		594	
Total							594	

—43—

4. Information on dividends:
(1) Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2025	Common stock	240,202	62	March 31, 2025	June 30, 2025
Meeting of the Board of Directors held on November 14, 2025	Common stock	300,089	78	September 30, 2025	December 2, 2025

(Notes)
1. Cash dividends resolved at the Ordinary General Meeting of Shareholders held on June 27, 2025 included ¥27 million of cash dividends on the Company's shares held by the Trust.
2. Cash dividends resolved at the Meeting of the Board of Directors held on November 14, 2025 included ¥45 million of cash dividends on the Company's shares held by the Trust.

(2) Dividends with a record date that falls in the current fiscal year but whose effective date falls in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2026	Common stock	301,577	Retained earnings	79	March 31, 2026	June 29, 2026

(Note)
Cash dividends to be resolved at the Ordinary General Meeting of Shareholders scheduled for June 26, 2026 will include ¥45 million of cash dividends on the Company's shares held by the Trust.

<Notes to Financial Instruments>

1. Status of financial instruments

   (1) Policies on financial instruments

   The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development, and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

   These services entail holding financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers' hedging needs to control market risk associated with deposit taking and lending ("ALM purposes"), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. ("Trading purposes"). At SMBC, the Company's major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the Global Investment Dept., while derivative transactions for trading purposes are undertaken by the Global Markets Trading Dept. (derivative transactions for both ALM and trading purposes are undertaken by the Global Markets & Treasury Dept., Asia Pacific Division in the Asia Pacific region, the Global Markets & Treasury Dept., Europe, Middle East and Africa Division in the Europe, Middle East and Africa region, and the Global Markets & Treasury Dept., Americas Division in the Americas region).

   (2) Details of financial instruments and associated risks

   1) Financial assets

   The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for ALM purposes, as well as for Trading and held-to-maturity purposes. Stocks are held mainly for strategic investment purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower's/issuer's financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on "(3) Risk management framework for financial instruments" below.

   2) Financial liabilities

   Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clauses specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group's creditworthiness or other factors. These risks are properly monitored and managed based on "(3) Risk management framework for financial instruments" below.

   3) Derivative transactions

   Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives. Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty's financial conditions. These risks are properly monitored and managed based on "(3) Risk management framework for financial instruments" below.

   Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in "(Significant Accounting Policies for Preparing Consolidated Financial Statements), 3. Accounting policies, (17) Hedge accounting."

   (3) Risk management framework for financial instruments

   The fundamental matters on risk management for the entire Group are set forth in "Policies on Comprehensive Risk Management." The Company's Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to monitor, manage, and assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important group companies.

1) Management of credit risk

All group companies follow the fundamental principles established by the Group to manage credit risk on a group-wide basis. Each Group company must comprehensively manage credit risk according to the nature of its business, and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards.

(a) Credit risk management system

At the Company, the Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Department is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group credit policies, manages non-performing loans, and performs other aspects of credit portfolio management. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company's major consolidated subsidiary, the Credit & Investment Planning Department within the Risk Management Unit furnishes the credit risk management system and is thus responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and Risk Management Information Dept in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC's entire credit risk. Moreover, the Credit & Investment Planning Dept. works to stabilize SMBC's overall credit portfolio through selling credit derivatives and loan claims.

The credit department in charge, in cooperation with branches, conducts credit risk assessments and manages credit portfolios within each credit department's jurisdiction. The credit approval authority is determined based on the credit amount and internal grades, while credit departments focus on the analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans of borrowers classified as potentially bankrupt or lower. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the conditions of major borrower companies and identify those with potentially troubled credit positions at an early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC's oversight system for undertaking flexible and efficient control of credit risks, and ensuring the overall soundness of the SMBC's loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, the accuracy of gradings and self-assessment, and the state of credit risk management, and reports the results directly to the Management Committee and the Audit Committee.

(b) Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio's soundness and medium-term profitability.

- Appropriate risk-taking within capital

To take risks within the acceptable level of capital, the Company sets upper limits for overall risk capital, which is an indicator of the risk appetite reflecting soundness, based on the risk appetite and portfolio plan of each business unit and monitor credit risk capital as a breakdown of overall risk capital.

- Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company's capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country's creditworthiness.

- Researching borrowers more rigorously and balancing risk and returns

The Group rigorously researches borrower companies' actual conditions. The Group runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce credit and capital costs as well as general and administrative expenses.

- Preventing and reducing non-performing loans

On non-performing loans and potential non-performing loans, the Company carries out regular loan reviews to clarify handling policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers' business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial products, such as investments in certain funds, securitized products, and credit derivatives, that bear indirect risk arising from underlying assets such as bonds and loan obligations are considered to be exposed to both credit risk from the underlying assets as well as "market risk" and "liquidity risk" that arise from their trading as financial products. This is referred to as a marketable credit risk. For these types of products, the Company manages credit risk by analyzing and assessing the characteristics of the underlying assets, but, for the sake of complete risk management, the Company also applies the methods for management of market and liquidity risks. In addition, the Company has established guidelines based on the characteristics of these types of risks and appropriately manage the risk of losses.

In regard to credit risk of derivative transactions, the potential exposure based on market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2) Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations to establish a highly effective system of mutual checks and balances.

(a) Market and liquidity risk management systems

In accordance with the basic risk management policy for the entire Group decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of the market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept. and Risk Management Information Dept., which are independent from the business units that directly handle market transactions, manage market and liquidity risks in an integrated manner. These departments not only monitor the current risk situations but also report regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b) Market and liquidity risk management methodology

- Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders' equity and other factors in accordance with the business operating policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1%

based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in fair value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2026, the total VaR of SMBC and its major consolidated subsidiaries was 89.3 billion yen for the banking activities, 7.9 billion yen for the trading activities and 1,337.5 billion yen for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past. In addition, during the fiscal year ended March 31, 2026, the Group revised its VaR calculation methodology to more appropriately reflect its risk profile.

- Liquidity risk management

The Company manages liquidity risk based on the framework of "setting risk appetite measures" and "establishing contingency plans." Risk appetite measures are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under stress conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4) Supplementary explanations on matters concerning fair values of financial instruments

The fair values of financial instruments include values based on market prices and, where market prices are not available, values reasonably determined. In determining such values, certain assumptions are used, and such values may differ if different assumptions are applied.

2. Matters concerning fair value of financial instruments and breakdown by input level
The amounts on the consolidated balance sheet, the fair values of financial instruments as well as the difference between them, and fair value by input level are as follows.
The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to (4)).
The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the inputs used in the fair value measurement.
Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability
Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs
Level 3: Fair value determined based on significant unobservable inputs
When multiple inputs that have a significant impact on the fair value measurement are used, the financial instrument is classified into the lowest level of the fair value hierarchy within which those inputs are categorized.
(1) Financial assets and liabilities at fair value on the consolidated balance sheet

Unit: millions of yen

| March 31, 2026 | Consolidated balance sheet amount | | | |
	Level 1	Level 2	Level 3	Total
Monetary claims bought	—	78,579	423,424	502,003
Trading assets	5,351,325	1,473,182	7,862	6,832,370
Money held in trust	—	36,902	—	36,902
Securities				
Other securities	19,324,943	13,362,610	2,194	32,689,748
Total assets	24,676,268	14,951,275	433,480	40,061,025
Trading liabilities				
Trading securities sold for short sales	3,793,686	336,904	—	4,130,590
Total liabilities	3,793,686	336,904	—	4,130,590
Derivative transactions (Note 1, 2)				
Interest rate derivatives	10,604	(645,499)	6,509	(628,384)
Currency derivatives	(12,317)	(431,288)	35,172	(408,434)
Equity derivatives	20,268	(1,515)	3,091	21,845
Bond derivatives	(1,956)	(177)	—	(2,134)
Commodity derivatives	1,444	(1,606)	—	(162)
Credit derivative transactions	—	(6,540)	3,819	(2,721)
Total derivative transactions	18,043	(1,086,628)	48,593	(1,019,991)

(Notes) 1. The amounts collectively represent the derivative transactions which are recorded in "Trading assets," "Trading liabilities," "Other assets," and "Other liabilities." Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.
2. As for derivative transactions applying hedge accounting, (1,846,621) million yen was recorded on the consolidated balance sheet.

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet
Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, Short-term bonds payable, and Due to trust account are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

Unit: millions of yen

March 31, 2026	Fair Value				Consolidated balance sheet amount	Difference
	Level 1	Level 2	Level 3	Total		
Monetary claims bought (Note)	—	—	5,636,936	5,636,936	5,573,654	63,282
Securities						
Bonds classified as held-to-maturity	4,394,246	82,419	—	4,476,665	4,655,314	(178,649)
Loans and bills discounted					117,629,215	
Reserve for possible loan losses (Note)					(619,596)	
	—	—	118,242,352	118,242,352	117,009,618	1,232,733
Lease receivables and investment assets (Note)	—	—	230,908	230,908	231,028	(120)
Total assets	4,394,246	82,419	124,110,197	128,586,862	127,469,616	1,117,246
Deposits	—	185,735,328	—	185,735,328	185,674,241	61,087
Negotiable certificates of deposit	—	15,629,728	—	15,629,728	15,667,132	(37,403)
Borrowed money	—	9,273,276	79,164	9,352,441	9,370,996	(18,555)
Bonds	—	12,705,278	2,333,940	15,039,218	15,369,164	(329,945)
Total liabilities	—	223,343,613	2,413,104	225,756,717	226,081,534	(324,816)

(Note) General reserves and special reserves corresponding to loans were deducted. The reserve for possible loan losses on "Monetary claims bought" and "Lease receivables and investment assets" were deducted directly from consolidated balance sheet amounts since they were immaterial.

(3) Description of the valuation techniques and inputs used to measure fair value
Assets
Monetary claims bought
The fair values of subordinated trust beneficiary interests related to securitized housing loans included in monetary claims purchased are determined by estimating future cash flows based on assumptions such as the probability of default, loss given default, and prepayment rates, and by assessing value through deducting the value of senior beneficiary interests and other items from the value of the underlying housing loans. The fair values of other transactions are, in principle, determined using valuation methods similar to those applied to loans and bills discounted.
These transactions are primarily classified as Level 3.

Trading assets
In principle, the fair values of bonds and other securities held for trading purposes are determined based on their market prices as of the end of the fiscal year ended March 31, 2026.
Such bonds and other securities are primarily classified as Level 1, depending on the level of market activity. When fair value is determined based on prices quoted by financial institutions or on discounted future cash flows using observable inputs such as interest rates and credit spreads, these instruments are classified as Level 2.

Money held in trust
In principle, the fair values of money held in trust are determined based on the fair values of the securities comprising the trust property, calculated using the same valuation methods applied to securities owned by the Company. These instruments are classified as Level 2.

Securities
In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are determined based on market prices as of the end of the fiscal year ended March 31, 2026. These instruments are primarily classified as Level 1, depending on the level of market activity. The fair values of securities with market prices other than stocks are determined based on market prices as of the end of the fiscal year ended March 31, 2026. Japanese government bonds and similar securities are primarily classified as Level 1, while other bonds are classified as Level 2.
The fair values of privately placed bonds without market prices are determined based on the present value of estimated future cash flows, taking into account the borrower's probability of default, loss given default, etc. Such present values are discounted using a rate comprising a risk-free interest rate with appropriate adjustments. However, the fair values of privately placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers, or potentially bankrupt borrowers are determined based on their book values after deducting expected credit losses calculated using the same methodology applied in the estimation of loan losses. The fair values of investment trusts without market prices are determined based on their net asset values.
These transactions are primarily classified as Level 2.

Loans and bills discounted, Lease receivables and investment assets
Of these transactions, considering their characteristics, the fair values of overdrafts with no specified repayment dates are stated at their book values, as such book values are considered to approximate fair value.
The fair values of short-term transactions are also stated at their book values for the same reason.
In principle, the fair values of long-term transactions are determined based on the present value of estimated future cash flows, taking into account the borrower's probability of default, loss given default, etc. Such present values are discounted using a rate comprising a risk-free interest rate with appropriate adjustments. At certain consolidated subsidiaries of the Company, fair values are calculated based on the present value of estimated future cash flows computed using the contractual interest rate, and discounted using a rate comprising a risk-free interest rate and a credit risk premium.
With respect to claims on bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers, expected losses are calculated based on either the expected recoverable amount from the disposal of collateral or guarantees, or the present value of expected future cash flows. Accordingly, the fair value of such claims is approximated by their consolidated balance sheet amounts after deducting the allowance for doubtful accounts.
These transactions are classified as Level 3.

Liabilities
Trading liabilities
The fair values of bonds sold short and other securities held for trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2026. These instruments are primarily classified as Level 1.

Deposits, Negotiable certificates of deposit
Of these transactions, the fair values of demand deposits and deposits without maturity are stated at their book values. The fair values of transactions with a short remaining maturity are also stated at their book values, as such book values approximate fair value. In principle, the fair values of transactions with a long remaining maturity are determined based on the present value of estimated future cash flows, discounted using interest rates assumed for newly accepted deposits of the same type over the remaining maturity period.
These transactions are classified as Level 2.

Borrowed money, Bonds
The fair values of short-term transactions are stated at their book values, as such book values approximate fair value. The fair values of long-term transactions are determined based on the present value of estimated future cash flows, discounted using the refinancing rates applicable to instruments of the same type and remaining maturity.
For transactions for which prices are quoted by industry associations or similar entities, fair value is determined using published price data, yield data, etc.
These transactions are primarily classified as Level 2.

Derivative transactions
The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.
Over-the-counter derivative transactions take into account the credit risks of both the counterparty and the Company, as well as the liquidity risks associated with unsecured lending funds. Listed derivative transactions are primarily classified as Level 1. Over-the-counter derivative transactions are classified as Level 2 when observable inputs are available or when the impact of unobservable inputs on fair value is not significant. When the impact of unobservable inputs on fair value is significant, such transactions are classified as Level 3.

(4) Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the "Implementation Guidance on Disclosures about Fair Value of Financial Instruments" (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of "Guidance for Application of Fair Value Measurement" (ASBJ Guidance No.31, June 17, 2021), these amounts are not included in "Trading assets" and "Securities" stated on the tables disclosed in "Matters concerning fair value of financial instruments and breakdown by input level:

Unit: millions of yen

	As of March 31, 2026
Stocks with no market prices, etc. (Note 1, 2)	315,001
Investments in partnership, etc. (Note 2)	575,131

(Notes) 1. Unlisted stocks are included in stocks with no market prices, etc.
2. Unlisted stocks and investments in partnerships totaling 36,203 million yen were written off in the fiscal year ended March 31, 2026.

<Revenue Recognition>

Information on breakdown of revenues from contracts with customers.

Unit: millions of yen

	As of March 31, 2026
Ordinary income	10,790,853
Fees and commissions	2,110,110
Deposits and loans	368,608
Remittances and transfers	165,492
Securities-related business	302,623
Agency	8,293
Safe deposits	3,638
Guarantees	95,949
Credit card business	515,672
Investment trusts	223,805
Others	426,026

(Note)   Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on "Accounting Standard for Financial Instruments" (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

<Notes to Per Share Data>

Net assets per share:	4,135.71 yen
Earnings per share attributable to owners of parent:	411.97 yen

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1. Standards for recognition and measurement of securities

    With respect to the measurement of securities, investments in subsidiaries and affiliates are carried at cost determined using the moving-average method. Other securities are carried at fair value, while stocks for which market prices are not available are carried at cost determined using the moving-average method.

    Net unrealized gains (losses) on other securities, are included in "Net assets."

2. Depreciation

    (1) Tangible fixed assets

    The straight-line method.

    (2) Intangible fixed assets

    Capitalized software for internal use owned by the Company is depreciated using the straight-line method over its estimated useful life (basically 5 to 10 years).

3. Accounting method for deferred assets

    Bond issuance cost is expensed in full amount at the time of expenditure.

4. Translation of assets and liabilities denominated in foreign currencies

    Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, except for stocks of subsidiaries and affiliates translated at the exchange rate prevailing at the time of acquisition.

5. Accounting standards for reserves

    (1) Reserve for employee bonuses

    Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

    (2) Reserve for executive bonuses

    Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

6. Adoption of the group tax sharing system

    The Company applies the group tax sharing system with itself as the parent company.

<Notes to Non-Consolidated Balance Sheet>

1. Amounts less than one million yen have been rounded down.
2. Accumulated depreciation on tangible fixed assets: 5,957 million yen
3. Subordinated loans

    The current portion of long-term loans receivable from subsidiaries and affiliates, and long-term loans receivable from subsidiaries and affiliates were subordinated loans.

4. Subordinated bonds

    Bonds included subordinated bonds of 3,909,798 million yen.

5. Subordinated borrowings

    Long-term borrowings included subordinated borrowings of 102,000 million yen.

6. Guarantee liabilities

    The Company offered guarantees in the amount of 272,902 million yen to the Deposit Protection Fund of the Association of German Banks, with regard to withdrawals of deposits by customers within Germany at SMBC.

7. Short-term monetary claims to affiliates: 2,601,435 million yen
    Long-term monetary claims to affiliates: 12,609,927 million yen
    Short-term monetary debts to affiliates: 1,680,751 million yen

\<Notes to Non-Consolidated Statement of Income\>
1. Amounts less than one million yen have been rounded down.
2. Related party transactions

Operating income:	1,430,526 million yen
Operating expenses:	10,725 million yen
Transactions other than operating transactions:	28,829 million yen

\<Notes to Non-Consolidated Statement of Changes in Net Assets\>
1. Amounts less than one million yen have been rounded down.
2. Type and number of treasury stock:

Year ended March 31, 2026   Unit: number of shares

	As of beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	As of the fiscal year-end	Remarks
Treasury stock					
Common stock	10,651,848	57,636,578	57,656,307	10,632,119	(Notes 1, 2, 3)
Total	10,651,848	57,636,578	57,656,307	10,632,119	

(Notes)
1. The increase of 57,636,578 shares in the number of the treasury common stock comprises the increase of 57,460,600 shares due to the repurchase of treasury stock, the increase of 22,978 shares due to the purchase of fractional shares and the acquisition, without compensation, of restricted shares related to stock-based compensation, and the increase of 153,000 shares due to the acquisition of the Company's shares held by the Stock grant trust for employees ("the Trust").
2. The decrease of 57,656,307 shares in the number of treasury common stock comprises the decrease of 57,460,600 shares due to the cancellation of treasury stock, the decrease of 25,200 shares due to the sale and delivery of the Company's shares held by the Trust, and the decrease of 170,507 shares due to the sale of fractional shares as well as exercise of stock options.
3. The number of treasury common stock at the end of the fiscal year was 10,632,119 shares, including 574,500 shares of the Company held by the Trust.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets and deferred tax liabilities

	Millions of yen
Deferred tax assets	
Shares of subsidiaries	971,004
Others	28,538
Subtotal deferred tax assets	999,542
Valuation allowance	(997,211)
Total deferred tax assets	2,331
Deferred tax liabilities	
Net unrealized gains (losses) on other securities	(23,237)
Others	(1,493)
Total deferred tax liabilities	(24,730)
Net amount of deferred tax assets	(22,399)

The accounting treatment and disclosure of corporate tax, local tax and tax effect accounting are based on "Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System" (ASBJ Practical Issue Task Force No. 42, August 12, 2021).

<Notes to Per Share Information>

Net assets per share:	1,708.39	yen
Earnings per share:	232.64	yen

Certified Copy of the Accounting Auditor's Report of Consolidated Financial Statements

Independent Auditor's Report

May 8, 2026

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:

KPMG AZSA LLC
Tokyo Office, Japan

Takashi Kondo
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Toshihiro Ozawa
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Bumbee Nishi
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion
We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, a summary of significant accounting policies and other explanatory information of Sumitomo Mitsui Financial Group, Inc. ("the Company") and its consolidated subsidiaries (collectively referred to as "the Group"), as at March 31, 2026 and for the year from April 1, 2025 to March 31, 2026 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements in Japan (including those that are relevant to our audit of the consolidated financial statements of public interest entities), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information
The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee is responsible for overseeing the corporate executive officers and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and The Audit Committee for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the corporate executive officers and the directors' performance of their duties with regard to the design, implementation and maintenance of the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purpose of the group audit. We remain solely responsible for our audit opinion.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan
We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:
The Independent Auditor's Report herein is the English translation of the Independent Auditor's Report as required by the Companies Act for the conveniences of the reader.